“DECENIO DE LAS PERSONAS CON DISCAPACIDAD EN EL PERU”

“AÑO DE LA INTEGRACIÓN NACIONAL Y EL RECONOCIMIENTO DE NUESTRA DIVERSIDAD”

VIA EDGAR	August 10, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Peru
Registration Statement under Schedule B
File No.: 333-205678

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Republic of Peru (the “Registrant”) hereby requests that the above-referenced Registration Statement under Schedule B (as amended to the date hereof, the “Registration Statement”) be declared effective by 11:00 a.m. on August 11, 2015 or as soon as practicable thereafter.

Pursuant to this request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carlos Augusto Blanco Cáceres
Carlos Augusto Blanco Cáceres
General Director
General Directorate of Public Indebtedness and Treasury Ministry of Economy and Finance of Peru

Jr. Junín Nº 319 Lima 1 Teléfono: 311-5931